SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                             Star Gas Partners, L.P.
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                                (Name of Issuer)

                                  Common Units
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                         (Title of Class of Securities)

                                    85512C105
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                              Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 14, 2005
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No.85512C105                                            Page 1 of 8 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,945,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,945,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,945,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No.85512C105                                            Page 2 of 8 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC (f/k/a Third Point Management Company L.L.C.)
            I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,945,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,945,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,945,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company formerly known as Third Point Management Company L.L.C. (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This
Schedule 13D relates to the common units of Star Gas Partners, L.P., a Delaware limited partnership (the "Partnership"). Unless the context otherwise requires, references herein to the "Common Units" are to such common units of the Partnership. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Units to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Units by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Units.


Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Units of the Partnership, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Partnership is 2187 Atlantic Street, Stamford, CT 06902.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the managing member of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 360 Madison Avenue, 24th Floor, New York, NY 10017.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the managing member of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The Funds expended an aggregate of $11,450,037.82 of their own investment capital to acquire the 1,945,500 Common Units held by them. The Common Units were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co. (the "Primary Brokers") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

     The purpose of the acquisition of the Common Units by the Funds is for investment. The Reporting Persons may cause the Funds to make further acquisitions of Common Units from time to time or to dispose of any or all of the Common Units held by the Funds at any time.

     The Reporting Persons previously filed a Schedule 13G on November 3, 2004 with respect to the Common Units. The Reporting Persons have changed their intentions as to the Partnership and have sent to the Partnership a letter (filed as Exhibit 2 hereto), which suggests, among other things, that the Chairman, CEO and President of the Partnership should resign. This Schedule 13D is being filed as a result of this change of intention.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Partnership, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, and in the letter attached hereto as Exhibit 2, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Partnership and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 1,945,500 Common Units. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of February 14, 2005, the Shares represented 6.0% of the total 32,165,528 Common Units outstanding at February 2, 2005 as reported in the Partnership's quarterly report on Form 10-Q for the period ended December 31, 2004. None of the individual Funds owns a number of shares of Common Units equal to or greater than 5% of such total Common Units outstanding.


     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,945,500 Common Units held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Units during the past sixty days.

     All of the transactions set forth on Schedule A, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Brokers.

     Except as set forth above and on Schedule A, during the last sixty days there were no transactions in the Common Units effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Reporting Persons and the Funds, as described in Item 2, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Units beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Partnership.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of February 14, 2005, by and between the Reporting Persons.

     2. Letter from the Management Company to the Chairman, President and Chief Executive Officer of the Partnership, dated February 14, 2005.

                                   Schedule A
                                   ----------
                   (Transactions by the Funds in Common Units
                           during the past sixty days)

   Date              Transaction          Shares           Price Per Share
   ----              -----------          ------           ---------------

---------------- ------------------- ----------------- -----------------------
12/16/2004               Sell            (200,000)             $6.9035
---------------- ------------------- ----------------- -----------------------
12/16/2004               Sell            (100,000)             $6.9144
---------------- ------------------- ----------------- -----------------------
12/17/2004               Sell            (100,000)             $7.0129
---------------- ------------------- ----------------- -----------------------
1/24/2005                Sell             (40,000)             $6.9003
---------------- ------------------- ----------------- -----------------------
1/3/2005                 Buy               78,300              $7.4500
---------------- ------------------- ----------------- -----------------------
1/3/2005                 Sell             (78,300)             $7.4500
---------------- ------------------- ----------------- -----------------------
1/31/2005                Sell             (14,500)             $6.9000
---------------- ------------------- ----------------- -----------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2005


                                        THIRD POINT LLC

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


                                        /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb